Exhibit 15.4

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Shell Company Report of Heramba Electric plc on Form 20-F of our report dated April 16, 2024, which includes an explanatory paragraph as to Project Energy Reimagined Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Project Energy Reimagined Acquisition Corp. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report is included in the Annual Report on Form 10-K of Project Energy Reimagined Acquisition Corp. We also consent to the reference to our Firm under the heading “Experts” in the Shell Company Report on Form 20-F.

/s/ Marcum llp

Marcum llp

Houston, Texas

August 2, 2024